EXHIBIT 99.2

FORM OF LETTER
CEMTREX, INC.

Subscription Rights to Purchase Units

Offered Pursuant to Subscription Rights Distributed to Subscription Rights Holders of

Cemtrex, Inc.

_____, 2016

Dear Rights Holder:

This letter is being distributed by Cemtrex, Inc. (“Cemtrex”) to all holders of record of shares of its common stock, par value $0.001 per share, and warrants at 5:00 p.m., Eastern time, on _____, 2016 (the “record date”), in connection with a distribution in a rights offering of non-transferable subscription rights to subscribe for and purchase units, each unit consisting of one share of our Series 1 Preferred (“Series 1 Preferred”) and two Series 1 Warrants. The subscription rights and units are described in the prospectus dated _____, 2016 (a copy of which accompanies this letter).

In the rights offering, Cemtrex is offering an aggregate of 1,500,000 units, each unit consisting of one share of our Series 1 Preferred and two Series 1 Warrants as described in the Prospectus.

The subscription rights will expire, if not exercised prior to 5:00 p.m., Eastern time, on _____, 2016, unless extended (the “Expiration Time”).

As described in the accompanying prospectus, you will receive one subscription right for every two shares of common stock owned on the record date. For example, if you owned 1,000 shares of our common stock as of 5:00 p.m., Eastern time, on the record date, you would receive 500 subscription rights and would have the right to purchase 500 units for $10.00 per unit with your basic subscription privilege plus an unlimited over-subscription privilege, in each case subject to proration. You may exercise the basic subscription privilege of any number of your subscription rights, or you may choose not to exercise any subscription rights. If you do not exercise your basic subscription privilege in full, you will not be entitled to purchase any units under your over-subscription privilege.

The over-subscription privilege provides each rights holder that fully exercises all of such holder’s basic subscription privilege the opportunity to purchase the units that are not purchased by other rights holders. If you fully exercise your basic subscription privilege, the over-subscription privilege entitles you to subscribe for additional units unclaimed by other holders of subscription rights in this offering at the same subscription price per unit. If an insufficient number of units is available to fully satisfy all over-subscription privilege requests, we will allocate the available units, pro rata among those rights holders exercising their over-subscription privilege in proportion to the product (rounded down to the nearest whole number so that the subscription price multiplied by the aggregate number of units does not exceed the aggregate offering amount) obtained by multiplying the number of units such rights holder subscribed for pursuant to the over-subscription privilege by a fraction (A) the numerator of which is the number of unsubscribed units and (B) the denominator of which is the total number of units sought to be subscribed for pursuant to the over-subscription privilege by all holders participating in such over-subscription. The subscription rights agent will notify subscription rights holders of the number of units, if any, allocated to each holder exercising the over-subscription privilege as promptly as may be practicable after the allocations are completed.

To properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege prior to the Expiration Time. Because we will not know the total number of unsubscribed units prior to the Expiration Time, if you wish to maximize the number of units you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of units available to you, assuming that no rights holder other than you has purchased any units pursuant to its basic subscription privilege and over-subscription privilege.

There may not be sufficient units available to purchase the number of units issuable upon the exercise of your basic subscription privilege or your over-subscription privilege. We will only honor over-subscription privileges to the extent sufficient unsubscribed units are available following the exercise of subscription rights under the basic subscription privilege. We will not issue more than 1,000,000 units, consisting in the aggregate of 1,000,000 shares of Series 1 Preferred and Series 1 Warrants to purchase up to 10,000,000 shares of common stock.

To the extent the aggregate subscription available to you pursuant to the subscription privileges is less than the amount you actually paid in connection with the exercise of the subscription privileges, you will be allocated only the number of unsubscribed units available to you promptly after the expiration of the rights offering.

To the extent the amount you actually paid in connection with the exercise of the subscription privileges is less than the aggregate subscription price of the maximum number of units available to you, you will be allocated the number of units for which you actually paid in connection with the privileges.

The number of units subscribed is further subject to reduction as a result of tax attribute considerations as described in the prospectus.

Each rights holder will be required to submit payment in full for all the units it wishes to buy. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

Cemtrex will not be required to issue units to you if the subscription agent does not receive your payment prior to the expiration of the rights offering, regardless of when you send the subscription payment and related documents, unless you send the documents in compliance with the guaranteed delivery procedures described below. Cemtrex may extend the rights offering by giving oral or written notice to the subscription agent on or before the Expiration Time. If Cemtrex elects to extend the rights offering, it will issue a press release announcing such extension no later than 9:00 a.m., Eastern time, on the next business day after the most recently announced Expiration Time.

The rights will be evidenced by non-transferable rights certificates. The number of rights to which you are entitled is printed on the face of your rights certificate. The number of rights printed on the face of the rights certificate can be used to help you determine your percentage ownership for the purposes of determining the number of units you elect to subscribe for pursuant to the over-subscription privilege. You should indicate your wishes with regard to the exercise of your rights by completing the appropriate portions of your rights certificate and returning the certificate to the subscription agent in the envelope provided.

Enclosed are copies of the following documents:

1.	Prospectus;

2.	Rights Certificate;

3.	Instructions as to the Use of Cemtrex, Inc. Subscription Rights Certificates (including a Notice of Guaranteed Delivery for Subscription Rights Certificates Issued by Cemtrex); and

4.	A return envelope addressed to Continental Stock Transfer & Trust Co., the subscription agent.

Your prompt action is requested. To exercise the subscription rights, you should deliver the properly completed and signed rights certificate (or the Notice of Guaranteed Delivery if you are following the Guaranteed Delivery Procedures) and forward it, with payment of the subscription price in full for each unit subscribed for pursuant to the basic subscription privilege and the over-subscription privilege, to the subscription agent, as indicated in the prospectus. The subscription agent must receive the rights certificate or Notice of Guaranteed Delivery with payment of the subscription price, including final clearance of any checks, prior to the Expiration Time. A subscription rights holder cannot revoke the exercise of its subscription rights. Subscription rights not exercised prior to the Expiration Time will expire.

Additional copies of the enclosed materials may be obtained from Okapi Partners LLC, the information agent for the rights offering. Any questions or requests for assistance concerning the rights offering should be directed to Okapi Partners LLC at (212) 297-0720 or (877) 259-6290 (toll free), or by email at cemtrex@okapipartners.com.

Very truly yours,

Cemtrex, Inc.